UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							November 29, 2005


Via Facsimile and U.S. Mail

James W. Owens
Chairman and CEO
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629

      RE:	Caterpillar, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-00768

Dear Mr. Owens:

      We have reviewed your response letter dated November 17,
2005
and have the following comments. Please be as detailed as necessary in the explanation you provide for these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our comment in our letter dated
September
26, 2005. With respect to your statements concerning "identifiable" product sales, please tell us whether you believe there have been non-identifiable sales of your products in Iran. To the extent you believe that non-identifiable sales may have occurred, advise us of the reasons you believe some sales may not be identifiable. To the best of your knowledge and belief, describe for us such possible additional sales of your products into Iran, including the nature and probable magnitude of such sales, probable purchasers of the products sold, and whether those products or any of their component parts can be used for military purposes, including the development and production of advanced technologies. If the basis for your belief that there may be non-identifiable sales is that you do not have information regarding all re-sales by independently owned and operated dealers, please advise us whether there are any terms in your subsidiaries` sales agreements with such dealers that would prohibit or limit the sale of any of your products to agencies or instrumentalities of, or entities controlled by, the government of Iran.

2. We note your belief concerning whether your products or their component parts that are sold into Iran are used for military purposes, including the development and production of advanced technologies. Please tell us, to the best of your knowledge, information and belief, whether any of your products sold or slated for sale to or in Iran, or any of their component parts, can be used for military purposes, including the development and production of advanced technologies.

3. We note your materiality analysis describes "nominal" sales in Iran and a "very small market for Caterpillar products" in Iran.
To
the extent reasonably practical, please quantify the approximate dollar amount of annual sales in Iran.


      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
James W. Owens
Caterpillar, Inc.
November 29, 2005
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